

Scott Seidewitz · 2nd

Business Leader, Innovator and Contrarian

Las Vegas, Nevada · 500+ connections · **Contact info**



Resolution 8 Techno
Inc.



MIT Sloan School of
Management

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Insight-Driven Growth

The Seidewitz Group
Capabilities Deck

Insight-Driven Growth: The Seidewitz Group

The Seidewitz Group helps companies drive growth by p
business strategy and sound science at the heart of rese
Using insights as the foundation, we guide your team thr
collaborative processes to produce strategies that delive

Experience



Chief Executive Officer

Resolution 8 Technologies, Inc. · Full-time
Jan 2019 – Present · 1 yr 6 mos
Los Altos, California, United States

Resolution 8 Technologies is developing the next generation of AI-based online dispute
resolution technology. Our team includes C-Suite from LegalZoom, high-profile attorneys,
successful entrepreneurs and a high-performance development team located nearshore in

Argentina. Our first application will redefine the $28B US divorce market, with future applications to any market where relational disputes arise.



Principal
The Seidewitz Group
Mar 2001 – Present · 19 yrs 4 mos
New York, Las Vegas

For more than 18 years, The Seidewitz Group has challenged the conventional market research wisdom. Bringing the perspective of seasoned business leaders to the research field, we help companies avoid market research practices that often inhibit rather than promote innovation and growth. Through thought leadership, science-based methodologies and insight ...see mor

VP, Client Services & Strategic Planning
Powers & Associates
Mar 1999 – Mar 2001 · 2 yrs 1 mo

Candidate for Public Office
Citizens for Seidewitz Committee
Jul 1998 – Nov 1999 · 1 yr 5 mos



Brand Management
Procter & Gamble
Jun 1992 – Jul 1998 · 6 yrs 2 mos
Cincinnati, OH

Health Care Sector. Worked on the launches of Aleve and ThermaCare. Developed consumer research and brand strategy methodologies that redefined P&G's marketing of OTC products t health care professionals. Approach was implemented throughout the Health Care Sector.

Education



MIT Sloan School of Management
MBA, Marketing, Corporate Strategy
1990 – 1992
Activities and Societies: Founder, Sloan Business Ethics Group; Volunteer, Sloan Volunteer Consulting Group; Board Member and Treasurer, Cambridge Food Cooperative; Member, Coalition Against Apartheid

Awarding Martin Trust Community Fellowship for academic achievement and community service



University of Virginia
BA, Economics
1982 – 1986

Activities and Societies: President, Theta Delta Chi fraternity



